Supplement Dated May 28, 2013
To The Current Prospectus and Statement of Additional Information For:

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information ("SAI"), each dated May 1, 2009, as amended, and any subsequent supplements thereto. Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

NOTICE OF AND IMPORTANT INFORMATION REGARDING A FUND SUBSTITUTION

The following information directly below only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Contrafund® Portfolio.

The Securities and Exchange Commission issued an order to permit the ReliaStar Life Insurance Company of New York and its Separate Account NY-B to replace, effective on or about **July 12, 2013** (the "Substitution Effective Date"), the **Fidelity® VIP Contrafund® Portfolio** ("Replaced Fund") with the **ING Large Cap Growth Portfolio** ("Substitute Fund").

The following lists important information regarding the upcoming fund substitution:

- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).

- On the Substitution Effective Date, your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value.

- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.

- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund are more fully described in the Substitute Fund's summary prospectus.

- The investment objective and policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund, along with information about the Substitute Fund's investment adviser/subadviser, are more fully described in the Substitute Fund's summary prospectus.

- Prior to the Substitution Effective Date you will be sent a fund summary prospectus for the Substitute Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Substitute Fund. If you have not received one, or if you need another copy, please contact our Customer Service Center at 1-800-366-0066.

- After the Substitution Effective Date, the subaccount investing in the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.

IMPORTANT INFORMATION REGARDING THE COMPANY

The first two paragraphs under the heading "ReliaStar Life Insurance Company of New York" in the Prospectus and the entire disclosure under the heading "Description of ReliaStar Life Insurance Company of New York" in the SAI are deleted and replaced with the following:

ReliaStar Life Insurance Company of New York ("RLNY") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. RLNY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until May 7, 2013, ReliaStar was a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. The obligations under the Contract are solely the responsibility of RLNY.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including RLNY (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

The following table reflects investment portfolio name changes since the date of your last prospectus supplement.

Fund Name Changes	
Former Fund Name	**New Fund Name**
ING Invesco Van Kampen Comstock Portfolio	ING Invesco Comstock Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Invesco Equity and Income Portfolio
ING Pioneer Fund Portfolio	ING Multi-Manager Large Cap Core Portfolio

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

Closed Investment Portfolios	
Fidelity® VIP Contrafund® Portfolio (Service Class 2)	ING Large Cap Growth Portfolio (Class S)
ING Growth and Income Portfolio (Class S)	ING PIMCO Total Return Portfolio (Class S)

Open Investment Portfolios

The following chart lists the mutual funds ("Funds") that are, effective May 1, 2013, available through the contract, along with each Fund's investment adviser/subadviser and investment objective. During the accumulation phase, you may allocate your premium payments and contract value to any of the Funds available under the contract. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

The investment results of the Funds are likely to differ significantly and there is no assurance that any of the Funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the Funds carefully before investing. Please refer to the Fund prospectuses for additional information. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the Funds available through your contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Service Class 2) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Franklin Small Cap Value Securities Fund (Class 2) **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
ING American Century Small-Mid Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING American Funds International Portfolio **Investment Adviser to the Portfolio:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital.
ING Balanced Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Inflation Protected Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
ING BlackRock Large Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide maximum total return through income and capital appreciation.
ING Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Columbia Contrarian Core Portfolio (Class S) **Investment Adviser: Directed Services LLC** **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
ING DFA World Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING Franklin Templeton Founding Strategy Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Growth and Income Portfolio (Class ADV) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)

ING Index Plus MidCap Portfolio (Class S)
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

ING Index Plus SmallCap Portfolio (Class S)
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.

ING Intermediate Bond Portfolio (Class S)
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING International Index Portfolio (Class S)
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

ING International Value Portfolio (Class S)
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Invesco Comstock Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

ING Invesco Equity and Income Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

ING JPMorgan Emerging Markets Equity Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

ING JPMorgan Mid Cap Value Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: J.P. Morgan Investment Management Inc.
	Seeks growth from capital appreciation.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)

ING Large Cap Growth Portfolio (Class ADV)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

ING Liquid Assets Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

ING MFS Total Return Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Massachusetts Financial Services Company
	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.

ING MFS Utilities Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Massachusetts Financial Services Company
	Seeks total return.

ING MidCap Opportunities Portfolio (Class S)
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Multi-Manager Large Cap Core Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company
	Seeks reasonable income and capital growth.

ING Oppenheimer Global Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: OppenheimerFunds, Inc.
	Seeks capital appreciation.

ING PIMCO High Yield Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Pacific Investment Management Company LLC
	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

ING PIMCO Total Return Bond Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Pacific Investment Management Company LLC
	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)

ING Pioneer Mid Cap Value Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: Pioneer Investment Management, Inc.
	Seeks capital appreciation.

ING Russell^{TM} Large Cap Growth Index Portfolio (Class S)
 	
  Investment Adviser: ING Investments, LLC
 	
  Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

ING Small Company Portfolio (Class S)
 	
  Investment Adviser: ING Investments, LLC
 	
  Subadviser: ING Investment Management Co. LLC
	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

ING SmallCap Opportunities Portfolio (Class S)
 	
  Investment Adviser: ING Investments, LLC
 	
  Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Solution 2015 Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: ING Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

ING Solution 2025 Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: ING Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

ING Solution 2035 Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: ING Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
ING Solution 2045 Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)

ING T. Rowe Price Growth Equity Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital growth, and secondarily, increasing dividend income.

ING T. Rowe Price International Stock Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

ING Templeton Foreign Equity Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

ING U.S. Bond Index Portfolio (Class S)
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.

ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio* (Class S)
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
 	
*   **WisdomTree^{SM} is a service mark of WisdomTree Investments**
 	
** Effective July 12, 2013, this fund will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective to: Seeks long-term growth of capital and current income.
	Seeks investment returns that closely correspond to the price and yield performance (before fees and expenses) of the WisdomTree^{SM} Global High-Yielding Equity Index.

Oppenheimer Main Street Small Cap Fund$^{®}$/VA (Service Shares) **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO VIT Real Return Portfolio (Administrative Class) **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Equity Income VCT Portfolio (Class II) **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.